U.S. S 05039512 IISSION

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 47352

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EBH Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8867 Major Run
(No. and Street)

| Indianapolis | IN | 46256 |
|---|---|---|
| (City) | (State) | (Zip Code) |

STan Whittlesey (317)594-0023

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(317)594-0023
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

Jeremiah Lockett

| | 6502 Sunset Lane | Indianapolis | IN | 46260 |
|---|---|---|---|---|
| (ADDRESS) | Number and Street | City | State | Zip Code |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
*See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 202

SEC 1410 (1-78)

3/22/05

# OATH OR AFFIRMATION

I, Stanley Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc. as of Dec. 31, 2004 ~~19~~ __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

NOTARY PUBLIC NOTARY SEAL STATE OF INDIANA
MICHELLE L. URBANEK
Marion County
My Commission Expires
June 22, 2012

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing-page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EBH SECURITIES, INC.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT
## DECEMBER 31, 2004

**EBH SECURITIES, INC.**

**TABLE OF CONTENTS**


Page

Independent Auditor's Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Financial Statements:

Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Income Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Statement of Changes in Stockholder's Equity . . . . . . . . . . . . 5

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . 6

Supplemental Data:

Computation of Net Capital . . . . . . . . . . . . . . . . . . . . . . . . . 7

Report on Internal Control Structure . . . . . . . . . . . . . . . . . . 8-9

Report on Reconciliation of Net Capital . . . . . . . . . . . . . . . 10

**JEREMIAH LOCKETT**
**Certified Public Accountant**
**6502 Sunset Lane**
**Indianapolis, IN 46260**
**(317) 255-6338**

# INDEPENDENT AUDITOR'S REPORT

Mr. Stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

I have audited the accompanying balance sheet of EBH Securities, Inc. as of December 31, 2004 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBH Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 7-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements; and, in my opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeremiah Lockett

Jeremiah Lockett, MBA, CPA
February 24, 2005

# EBH SECURITIES, INC.
# BALANCE SHEET
# DECEMBER 31, 2004

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $12,637 | |
| Accounts receivable | 1,050 | |
| Total current assets | | $13,687 |
| EQUIPMENT | | |
| Furniture | 5,448 | |
| Less accumulated depreciation | (5,448) | - |
| Total Assets | | $13,687 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Income taxes payable | $ 333 | |
| Commissions payable | 311 | |
| Total current liabilities | | $ 644 |
| CONTRIBUTED CAPITAL | | |
| Common stock, nopar, 1,000 shares authorized, 500 shares issued and outstanding | 7,849 | |
| Additional paid in capital | 12,260 | |
| Retained earnings | (7,066) | |
| Total stockholder's equity | | 13,043 |
| Total Liabilities and Stockholder's Equity | | $13,687 |

The accompanying notes are an integral part of the financial statements.

# EBH SECURITIES, INC.
# INCOME STATEMENT
# FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| REVENUE | | |
| Fees | | $ 80,291 |
| | | |
| EXPENSES | | |
| Commissions | $ 16,062 | |
| Salaries | 29,319 | |
| Rent | 5,299 | |
| Payroll tax expense | 2,243 | |
| Telephone | 3,641 | |
| License | 1,814 | |
| Auto expense | 6,133 | |
| Audit and accounting | 2,227 | |
| Office supplies | 1,077 | |
| Travel | 1,500 | |
| Bank charges | 39 | |
| Postage | 1,063 | |
| Depreciation | 603 | |
| Outside services | 1,972 | |
| Publications | 495 | |
| Meals and entertainment | 1,249 | |
| Liability insurance | 1,000 | |
| Health insurance | 2,338 | |
| Total Expenses | | 78,074 |
| | | |
| Net Income Before Income Taxes | | 2,217 |
| | | |
| Income Taxes | | 333 |
| | | |
| Net Income After Income Taxes | | $ 1,884 |

The accompanying notes are an integral part of the financial statements.

**EBH SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ 1,884 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 603 |
| Increase in accounts receivable | (800) |
| Decrease in taxes payable | (447) |
| Decrease in commissions payable | (1,481) |
| Net cash used for operating activities | (241) |
| Cash balance at beginning of year | 12,878 |
| Cash balance at end of year | $ 12,637 |

The accompanying notes are an integral part of the financial statements.

**EBH SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2003 | $7,849 | $12,260 | $(8,950) | $ 11,159 |
| Additions: Net income | - | - | 1,884 | 1,884 |
| Deductions: | - | - | - | - |
| Balance at December 31, 2004 | $7,849 | $12,260 | $(7,066 ) | $ 13,043 |

The accompanying notes are an integral part of the financial statements.

**EBH SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

1. NATURE OF THE ORGANIZATION

EBH Securities,Inc., located in Indianapolis, Indiana, is an Indiana corporation established on May 10, 1994, as a securities broker dealer. EBH Securities, Inc. is a closely held corporation with a 100% stockholder.

2. SIGNIFICANT ACCOUNTING POLICIES

EBH Securities, Inc., prepares its financial statements on the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and use assumptions that affect reported amounts. Actual results may differ from such estimates.

Purchased furniture and office equipment are recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of seven years and five years respectfully.

# EBH SECURITIES, INC.
# COMPUTATION OF NET CAPITAL
# FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| **Total Ownership Equity from Statement of Financial Condition** | $ 13,687 |
| Total Ownership Equity Qualified for Net Capital | $ 13,043 |
| Deductions and/or charges (nonallowables) | - |
| Net Capital before haircuts on securities positions | 13,043 |
| Net Capital | $ 13,043 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| Minimum net capital required | $ 43 |
| Minimum dollar net capital requirment of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 8,043 |
| Excess net capital at 100% | $ 12,979 |

**JEREMIAH LOCKETT**
**Certified Public Accountant**
**6502 Sunset Lane**
**Indianapolis, IN 46260**
**(317) 255-6338**

## REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

In planning and performing my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EBH Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the monthly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security account customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed that no material weakness exists. This evaluation was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2004. In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k(2)(i) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jeremiah Lockett

Jeremiah Lockett, MBA, CPA
February 24, 2005

**JEREMIAH LOCKETT**
**Certified Public Accountant**
**6502 Sunset Lane**
**Indianapolis, IN 46260**
**(317) 255-6338**

## REPORT ON RECONCILIATION OF NET CAPITAL

A reconciliation, including appropriate explanations, of the audited computation of net capital and computation 15c3-3 reserve requirement and the broker-dealer's corresponding unaudited Part IIA was conducted. The following differences were found from the Focus Filing of October 1, 2004 to December 31, 2004:

> Equipment book value was overstated by $148 on the Focus Report due to an adjustment for depreciation expense.

Jeremiah Lockett

Jeremiah Lockett, MBA, CPA
February 24, 2005